Pricing Sheet No. U473
To the Underlying Supplement dated June 24, 2010
Product Supplement No. U-I dated October 18, 2010,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
BAH 1060

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 August 3, 2011
$612,000 High/Low Coupon Callable Yield Notes due August 8, 2012 Linked to the Performance of the Russell 2000® Index, the Market Vectors Gold Miners ETF and the United States Natural Gas Fund, LP
Financial Products

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	USD 612,000
Underlyings:	Underlying	Ticker	Initial Level*	Knock-In Level
	Russell 2000® Index (“RTY”)	RTY	772.78	510.0348
	Market Vectors Gold Miners ETF (“GDX”)	GDX UP	59.20	39.0720
	United States Natural Gas Fund, LP (“UNG”)	UNG	10.34	6.8244
Trade Date:	August 3, 2011
Issue Date:	August 8, 2011
Valuation Date†:	August 3, 2012
Maturity Date†:	August 8, 2012
Offering Price:	$1,000 per security (100%).
Initial Level:	For each Underlying, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Applicable Rate:	If a Knock-In Event does not occur, the Applicable Rate is 18.0% per annum
If a Knock-In Event occurs during any monthly Observation Period, the Applicable Rate for the corresponding monthly interest period and each subsequent monthly interest period is 4.0% per annum.
Interest will be calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed earlier, interest will be paid monthly in arrears on September 8, 2011, October 11, 2011, November 8, 2011, December 8, 2011,  January 9, 2012, February 8, 2012, March 8, 2012, April 9, 2012, May 8, 2012, June 8, 2012, July 9, 2012 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Early Redemption:

The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after November 8, 2011, upon at least 3 business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.

Knock-In Level:	The Knock-In Level for each Underlying is as set forth in the table above.
Knock-In Event:	A Knock-In Event occurs if the closing level of any Underlying is less than or equal to its Knock-In Level on any trading day for that Underlying during any Observation Period.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Observation Periods:

There are 12 monthly Observation Periods. The first monthly Observation Period will be from but excluding the Trade Date to and including the first Observation Date. Each subsequent monthly Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.

Observation Dates†:

September 2, 2011, October 6, 2011, November 3, 2011, December 5, 2011, January 4, 2012, February 3, 2012, March 5, 2012, April 3, 2012, May 3, 2012, June 5, 2012, July 3, 2012; and the Valuation Date.

Redemption Amount:	The Redemption Amount you will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:
  If a Knock-In Event occurs during any Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level of each of the Underlyings is greater than or equal to its Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.

If a Knock-In Event does not occur during any Observation Period, the Redemption Amount will equal the principal amount of the securities you hold.
Any payment on the securities is subject to the Issuer’s ability to pay its obligations as they become due.
Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
	Final Level – Initial Level Initial Level	; subject to a maximum of zero
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TCZ2 and US22546TCZ21
Underwriting Discounts and Commissions:	$2.50 per $1,000 security. In addition, an affiliate of ours may pay referral fees of up to $7.50 per $1,000 principal amount of securities.

† The determination of the closing level for each Underlying on each Observation Date, other than the Valuation Date, is subject to postponement if such date is not a trading day for such Underlying or as a result of a market disruption event as described herein under “Market Disruption Events”. The Valuation Date is subject to postponement in respect of each Underlying if such date is not an underlying business day for such Underlying or as a result of a market disruption event in respect of such Underlying, as described in the accompanying product supplement Under “Description of the Securities—Market disruption events”. The Interest Payment Dates including the Maturity Date are subject to postponement, each as described herein, if such date is not a business day or if the determination of the closing level for any Underlying on the corresponding Observation Date or the Valuation Date, as applicable, is postponed because such date is not a trading day or an underlying business day for any Underlying, as applicable, or as a result of a market disruption event in respect of any Underlying.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the product supplement.

The United States Natural Gas Fund, LP

The United States Natural Gas Fund, LP, a Delaware limited partnership, is a commodity pool that issues units that may be purchased and sold on the NYSE Arca, Inc. The United States Natural Gas Fund, LP was organized as a limited partnership under Delaware law on April 18, 2007. It is managed and controlled by United States Commodity Funds, LLC (the “General Partner”), formerly known as Victoria Bay Asset Management, LLC. The General Partner is a single member limited liability company formed in Delaware on May 10, 2006 that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Information provided to or filed with the SEC by the United States Natural Gas Fund, LP pursuant to the Securities Exchange Act of 1934 can be located by reference to SEC file number 001-33096 through the SEC’s website at www.sec.gov. The United States Natural Gas Fund, LP is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

The United States Natural Gas Fund, LP invests in exchange-traded futures contracts for natural gas, crude oil, heating oil, gasoline and other petroleum-based fuels, with the objective that changes in percentage terms in the net asset value of the units of United States Natural Gas Fund, LP reflect the changes in percentage terms of the spot price of natural gas delivered at the Henry Hub, in Louisiana as traded on the New York Mercantile Exchange, less the United States Natural Gas Fund, LP’s expenses. The units of the United States Natural Gas Fund, LP are listed on NYSE Arca, Inc. under the trading symbol “UNG.”

Market Disruption Events

If the calculation agent determines that on any Observation Date, other than the Valuation Date, a market disruption event (as defined in the accompanying product supplement under “Description of the Securities—Market disruption events”) exists in respect of any Underlying or if such day is not a trading day (as defined in the accompanying product supplement under “Description of the Securities—Definitions”) for any Underlying, then the determination of the closing level for such Underlying on such Observation Date will be postponed to the first succeeding trading day for such Underlying on which the calculation agent determines that no market disruption event exists in respect of such Underlying, unless the calculation agent determines that a market disruption event exists in respect of such Underlying on each of the five trading days for such Underlying immediately following such Observation Date. In that case, the closing level for such Underlying on such Observation Date will be determined as of the fifth succeeding trading day for such Underlying following such Observation Date (such fifth trading day, the “calculation date”), notwithstanding the market disruption event in respect of such Underlying, and:

  if a market disruption event has occurred and is continuing with respect to the Russell 2000® Index (the “Reference Index”), the calculation agent will determine the closing level for the Reference Index on that calculation date in accordance with the formula for and method of calculating the Reference Index last in effect prior to the commencement of the market disruption event in respect of the Reference Index using exchange traded prices on the relevant exchanges (as determined by the calculation agent in its sole discretion) or, if trading in any component comprising the Reference Index has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on such exchanges (as determined by the calculation agent in its sole discretion) but for the suspension or limitation, as of the valuation time on that calculation date, of each component comprising the Reference Index (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference index” in the accompanying product supplement); and

  if a market disruption event has occurred and is continuing with respect to either the Market Vectors Gold Minders ETF or the United States Natural Gas Fund, LP (each a “Reference Fund”), the calculation agent will determine the closing level for such Reference Fund on that calculation date using its good faith estimate of the settlement prices that would have prevailed on the relevant exchange for such Reference Fund but for the occurrence of a market disruption event as of the relevant valuation time on that calculation date (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference fund” in the accompanying product supplement).

The determination of the closing level for each Underlying not affected by a market disruption event on an Observation Date (other than the Valuation Date) or by an Observation Date (other than the Valuation Date) not being a trading day for such Underlying will occur on such Observation Date. The Valuation Date for any Underlying not affected by a market disruption event will be the scheduled Valuation Date for such Underlying.

If the determination of the closing level for any Underlying on an Observation Date other than the Valuation Date is postponed as a result of a market disruption event as described above to a date on or after the corresponding Interest Payment Date, then such corresponding Interest Payment Date will be postponed to the business day following the latest date to which such determination is so postponed for any Underlying.

If the Valuation Date for any Underlying is postponed as a result of a market disruption event as described in the accompanying product supplement or because the scheduled Valuation Date is not an underlying business day for any Underlying, then the Maturity Date will be postponed to the fifth business day following the latest Valuation Date for any Underlying.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.